Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under

the Securities Act of 1933 and deemed filed pursuant to

Rules 14a-12 and 14d-2 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

An Unrivaled Platform for Growth & Value Creation in Healthcare

Valeant Pharmaceuticals International, Inc. + Allergan, Inc.

June 17, 2014

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), business development activities, including the timing of closing pending transactions, clinical results and timing of development products, peak sales of products and its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to: the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant; if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies; the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans; the effects of governmental regulation on our business or potential business combination transaction; ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis; our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets; the impact of competition from other market participants; the development and commercialization of new products; the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

More Information

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities and no tender or exchange offer for the shares of Allergan has commenced at this time. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed preliminary proxy statements with the Securities and Exchange Commission (the “SEC”) on May 13, 2014 and June 2, 2014 (the “preliminary proxy statements”) and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more other proxy statements, registration statements, tender or exchange offer documents or other documents with the SEC. This communication is not a substitute for the preliminary proxy statements or any other proxy statement, registration statement, prospectus, tender or exchange offer document or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PRELIMINARY PROXY STATEMENTS AND ANY OTHER PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS, TENDER OR EXCHANGE OFFER DOCUMENTS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or definitive tender or exchange offer documents (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the preliminary proxy statements, and will be able to obtain free copies of these other documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Consent was not obtained or sought with respect to third party statements referenced in this presentation.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the preliminary proxy statements. The additional definitive proxy soliciting material referred to in this paragraph and the preliminary proxy statements can be obtained free of charge from the sources indicated above.

We Remain Committed to the Valeant -Allergan Deal

The combination of Valeant + Allergan is strategically and financially compelling for both sets of shareholders We have a clear path to completion of a transaction; we will be patient since time is on our side Our innovative operating model has delivered strong organic growth and compelling returns to shareholders for the past six years and will continue to do so throughout 2014 and beyond We will address erroneous statements and misrepresentations made by Allergan and the shorts about our financial statements on today’s call. We will separately address other misleading/erroneous statements about our organic growth, operating model, and people in writing later this week We are determined to take this the distance and are confident in our ultimate success. We believe that shareholders should have the opportunity to express their views and we are confident that both Allergan and Valeant shareholders will support this combination

4

The Combination Creates Significant Earnings Accretion for Both Sets of Shareholders

Allergan shareholders

176% $15.65

Accretion

58% 25%

Accretion Accretion $10.85

$9.00 $8.68**

+$72

$5.68** per $5.68**

share

in cash

Allergan based on .83 Allergan based on ..83 Valeant shareholder exchange exchange and reinvesting cash in VRX* 2014 Pro Forma 2014

* Assumes reinvestment of $72 in Valeant stock at $117.75 share price as of June 16th close

** Based on mid-point of guidance

The Combination Creates Significant Share Price Accretion for Both Sets of Shareholders

Allergan shareholders

$223.20

91% 45%

Accretion Accretion $182.20

$116.63 $126.01

Allergan Valeant Pre Announcement* ProForma 16.8x P/E + Cash**

* AGN price & Pro Forma weighted P/E: based on the unaffected prices as of April 10th, 2014 the day before Pershing Square crossed the 5% Schedule 13D ownership level and commenced its rapid accumulation program, VRX price: taken from day before announcement

** $72/share in cash

Goldman Sachs Perspective on Allergan Pre-Announcement

“We remain Neutral-rated on AGN as we see limited near-term pipeline catalysts.”

“We maintain our 12-month price target at $125 based on 22X our 2014E EPS (85%) and 17.5X EV/EBITDA for the M&A component (15%).”

Jami Rubin, Goldman Sachs

February 5, 2014

Sell-side Analysts Have Shown Support for the Compelling Value Proposition (1/2)

“We also think it is compelling that AGN shareholders can get the $180 deal they wanted now (without assuming an increase in VRX’s stock price ) and this excludes the DARPin CVR as well as any potential upside from an increase in VRX’s stock price driven by certainty of a deal. We estimate AGN shares could be worth as much as $225 if the Street appropriately values the combined entity.”

Louise Chen, Guggenheim

“…we acknowledge that this offer will be difficult for the company’s Board to ignore, and that shareholder pressure on AGN to engage in dialogue with VRX/Pershing is likely to intensify.”

Liav Abraham, Citi

“We believe this deal will eventually go to AGN shareholders, who are interested in maximizing value. Given the reported over 50% overlap in VRX/AGN shareholders, we believe that most AGN shareholders are familiar enough with Valeant’s business model to invest in the combined entity.”

Alex Arfaei, BMO

Sell-side Analysts Have Shown Support for the Compelling Value Proposition (2/2)

“Two-thirds of those surveyed expect Valeant to ultimately acquire Allergan. Sixty-seven percent of survey respondents expect a Valeant acquisition of Allergan is likely to ultimately go through.”

Chris Schott, JP Morgan

“Allergan asserts that its current 26.8x P/E multiple is “Due to Accelerated EPS Outlook from Mid-teens to Revised Guidance of 20% Five-Year EPS CAGR,” essentially saying that there is no take-out premium in AGN stock related to the VRX offer. Given the stock’s reaction following Valeant’s offers, we believe most investors would disagree.”

Alex Arfaei, BMO

“We continue to believe the most likely outcome of the bid for Allergan is that Valeant is successful. We do not believe a competing deal would make economic sense to a white knight and, in our opinion, successfully completing a tax inversion is a low probability event.”

Alan Ridgeway, Paradigm Capital

There is a Clear Path to a Transaction

Step 1:

VRX launches exchange offer this week to take proposal directly to AGN shareholders Pershing solicits proxies to call Special Meeting Proxy materials to be mailed near-term (expected in June) Delaware litigation commenced to facilitate solicitation process, and hearing on motion to expedite scheduled for June 19th 25% needed – Pershing’s 9.7%, plus another 15.3%

Step 2:

Special Meeting, which could be held in August, or at the latest end of year At Special Meeting shareholders remove majority of AGN Board

Step 3:

Application to court made by holders of 10% of shares to call meeting to elect replacement directors (Pershing’s 9.7% plus another .3%) Meeting should be held within approximately two months of application, and new directors elected

Step 4:

New board negotiates with VRX and comes to agreement so exchange offer can close Exchange offer closes

Our Operating Model is Durable and Sustainable

We are confident we will meet second quarter expectations

Our organic growth will continue improving over the remainder of 2014 as the impact of generics on Zovirax, Retin-A Micro, Vanos, and Wellbutrin XL in Canada lessens each quarter

Bausch + Lomb is continuing to deliver organic growth of >10% and we are confident it will do so for the remainder of 2014

We will adjust our guidance on our Q2 earnings call to reflect the divestiture to Nestle and our outlook for the rest of the year

Operating Model Supported by Outside Analysts (1/3)

“VRX showcased a laser focus on base business; maintain Conviction List -Buy Our three key takeaways from VRX: (1) 80% of management’s time is spent on the base business (20% on M&A) with a key internal focus on driving solid organic growth. This includes increased excitement on an underappreciated pipeline, with over 20 products expected to launch this year. (2) Ex-US VRX is very bullish on growth opportunities in Asia, somewhat concerned with its business in Brazil, and expressed no fundamental issues in Russia and Ukraine although there will be some currency impact in those regions. (3) The pipeline of deals is robust as VRX expressed confidence it can complete a significant deal by the end of this year, as management indicated it looks in areas where other companies are less focused (e.g., dental) to find good value and not overpay for assets.”

Gary Nachman, Goldman Sachs

“We don’t think that Valeant promotionally starves its brands, but rather makes selective investments in highest value programs like Luzu and local DTC…the roll-up strategy is difficult, and Valeant’s execution know-how and experience is an intangible asset that will continue to drive value, in our view.”

Irina Rivkind Koffler, Cantor Fitzgerald

Operating Model Supported by Outside Analysts (2/3)

“Already, VRX appears to be delivering on 10% B&L growth in certain segments (such as gaining share in lenses), and we look for its recent/upcoming Derm approvals and Emerging Markets growth to drive its base business.”

Anabel Samimy, Stifel Nicolaus

“We believe that Valeant is in a strong position, both with respect to its base business and relative to the strategic growth opportunity that exists across the Pharmaceutical industry.”

Lennox Gibbs, TD Securities

“Whether the acquisition happens or not, however, we believe that the Valeant business model remains valid and we do not believe that Allergan management’s allegations regarding Valeant’s strategy are valid.”

Raghuram Selvaraju, Aegis Capital

“Valeant has a strong track record of creating value by acquiring firms with solid product portfolios and investing only in late-stage/low-risk R&D. Management has proven that M&A can lead to better returns than early-stage R&D given Valeant’s ability to strip out costs.”

Stephanie Price, CIBC

Operating Model Supported by Outside Analysts (3/3)

“Bausch delivered 11% organic growth (its third consecutive double-digit result). Key drivers include the Developed Market pharmaceuticals business and the Emerging Markets contact lens franchise. We view B+L’s performance as positive, early validation of Valeant’s integration/cost-cutting template. Less than nine months post-closing, Valeant has achieved a cost synergy run rate of $650 million, en route to $900 million at year end. Meanwhile, B+L’s product sales growth has accelerated.”

Lennox Gibbs, TD Securities

“The CEOs extensive management consulting experience may provide unique insight into how to best avoid mistakes made by larger companies in the industry. For the last several years, since the merger with Biovail, Valeant has executed on an ambitious business development strategy that is unique among peers.”

William Tanner, FBR

“We remain positive on VRX because of the durable nature of its diversified business model. VRX reported strong sales growth and profitability across all regions. 1Q14 results underscore the earnings power of VRX and what it can do with an acquisition of AGN.”

Louise Chen, Guggenheim

Example: Allergan's Misrepresentations

SOURCE: Allergan Investor Presentation Dated 6.10.14 - Page 7

ASSERTION: Valeant has experienced volume decreases in 11 of its Top 15 worldwide pharmaceutical products

FACTS:

- Only 6 of products listed are in Valeant's current Top 15 products
  - Allergan List: **Solodyn**, **Wellbutrin XL**, **Zovirax**, **Elidel**, **Lotemax**, Clindabenz/**Acanya**, Ziana, Lidemol/Vanos, Arretin/Retin-A, tobramycin/dexamet (generic), Cardizem, Aldara, BenzaClin, Carac, Targretin
  - Actual Top 15 List: Wellbutrin XL, ReNu Multiplus, Solodyn, Xenazine, Zovirax, Ocuvite, Preservision, Lotemax, Elidel, Biotrue Multipurpose Solution, Artelac, CeraVe, Boston Solutions, Syprine, Acanya
- 13 of Valeant Top 15 products are growing overall
  - 9 of Top 15 products are growing by volume
- 11 of the products listed we do not have worldwide rights
  - Wellbutrin XL, Zovirax, Elidel, Ziana, Vanos, Retin-A, Cardizem, Aldara, BenzaClin, Carac, Targretin

15

VALEANT
Pharmaceuticals International, Inc.

Example: Allergan’s Misrepresentations Cont.

SOURCE: Allergan Investor Presentation Dated 6.10.14 – Page 7

ASSERTION: Valeant has experienced volume decreases in 11 of its Top 15 worldwide pharmaceutical products

FACTS:

We do not have any rights to 2 of the listed products

Clindabenz, Lidemol

IMS Health does not capture all distribution channels

Revenue and volume figures for listed products are incorrect —e.g. missing specialty pharmacy, AF channels, physician dispensed sales

Assertions made regarding Valeant’s Acquisition Related Accounting

That assets of acquired companies (such as accounts receivable and inventory) are written down at the date of acquisition in order to benefit earnings in future periods

That normal operating expenses are classified as one-time Acquisition-related, Restructuring or Integration charges

That Valeant’s disclosures around these charges are inadequate

That existing royalties paid to Galderma on sales of Sculptra were classified as one-time, Acquisition-related costs at the time of the Medicis acquisition

Acquisition Accounting

Assets and Liabilities of acquired companies are recorded at fair market value on the date of acquisition (as per ASC 805) External experts (Deloitte) are used to perform valuation work Inventory is written up to fair value which is estimated at the in-market selling price less the cost to sell and a reasonable profit allowance. The step up is amortized over the turns of the inventory and is excluded for non-GAAP reporting.

Accounts Receivable is recorded at fair value, which equals book value Property, Plant and Equipment is written up or down to fair value based on external appraisals and any depreciation associated with the step up or down is excluded from non-GAAP earnings Intangible assets are valued using an excess earnings or relief from royalty methodology As part of their annual audit, PwC performs audit procedures (such as physical inventory counts, accounts receivable confirmations/vouching of payments) on the opening balance sheet and purchase price allocation.

ASC 805 allows for a measurement period of up to one year post acquisition to allow for adjustments to the opening balance sheet Any adjustments to reserves would not be recorded to the P&L but would be reflected in the opening balance sheet

Example – Accounts Receivable

ASSERTION:

Medicis A/R was written down by $60M at the time of acquisition and Valeant recorded income on the subsequent collection of these receivables

FACTS:

There were no adjustments to the fair value of Medicis’ accounts receivable on the acquisition date

$K

Medicis A/R @ 9/30/12 $145,824 (1)

Opening Balance Sheet: 12/11/12 $81,092 (2) Trade A/R on acquisition date, net of $0.1M bad debt reserve

Measurement Period Adjustments $9,116 (2) Contingent payments from Revance ($6.9M) and Insurance

Recoveries($2.3M)

Final Opening Balance Sheet $90,208 (2)

(1) Per Medicis 10-Q

(2) Per Valeant 2013 10-K

The ~$65M difference between the 9/30/12 Balance and the 12/11/12 Balance reflects the net payments received during the period and has nothing to do with changes in reserve balances Contingent payments of $9.1M that were received after the acquisition but not recorded in the original opening balance sheet were subsequently included in the opening balance sheet, thus no P&L impact

Non-GAAP Adjustments

Inventory step-up Excluded Excluded

Other amortization and non-cash charges Excluded Excluded

Stock-based compensation step-up Excluded Excluded

Stock Based comp (excluding step up) Included Included

Contingent Consideration (accretion, adjustments) Excluded Excluded

Restructuring and other costs Excluded Excluded

Acquired in-process research and development / Milestone Excluded Excluded

Payments to Partners

Asset Impairment Charges Excluded Excluded

Acquisition-related costs Excluded Excluded

Legal settlements Excluded Excluded

Amortization of intangible assets Excluded Excluded

Amortization of deferred financing costs, debt discounts and Excluded Excluded

ASC 470-20 (FSP APB 14-1) interest

Loss on early extinguishment of debt Excluded N/A

(Gain) loss on investments, net Excluded Excluded

Milestone Revenue Excluded Excluded

Proceeds from Outlicensing Activities + Other Non-Recurring Excluded Excluded

Revenue

Write-down of deferred financing costs Excluded N/A

Deferred Income Taxes Excluded Excluded

Depreciation Included Included

Deferred Revenue Included Included

Restructuring Cost Estimates

ASSERTION: That restructuring cost estimates are “padded”, with the benefit of lower costs creating a benefit to the P&L in future periods

FACTS:

ASC 420-10-50-1 requires that estimates of restructuring charges be included in the notes to our financial statements (both quarterly and annual)

Medicis example: Costs are now expected to be $75M less than originally estimated

2012 10-K 2013 10-K Q1 14 10-Q

Estimated Costs < $275 < $250 ~ $200

Actual Costs Incurred to Date $182.70

Actual Cash Paid $188.70

The estimated amounts do not run through the P&L (expenses are recorded as incurred), so there was no opportunity to reverse charges to benefit future periods.

Actual Restructuring Expense (1/2)

ASSERTION: Amounts recorded as restructuring and integration expenses are unreasonable and must therefore include operating expense

FACTS:

•	The largest component of restructuring costs incurred are severance-related
•	Medicis example:

Actual Cash Paid to

$M Date

Severance (a) (b) $109.4See Detail

Includes costs associated with termination of R&D

Integration Costs (b) $47.5 Programs, Professional Services, IP Migration*, IT

Integration Costs, Duplicative Labor

Acquisition Costs (b) $31.8 Legal and Advisory Fees associated with the transaction

Total $188.7

(a) Per Valeant 10-Q dated March 31, 2014 note 3

(b) Information is provided in Quarterly Press Tables, Table #5

* Includes only professional fees related to IP migration

Actual Restructuring Expense (2/2)

Medicis severance detail

# of Cost Per Position

Positions Total Cost ($) Comment

Eliminated Eliminated ($)

Per employment

CEO 1 22,980,424 22,980,424 agreement

Per employment

EMT 7 34,261,048 4,894,435 agreements

Other Per retention program

30 27,192,068 906,402 implemented by Medicis

Executives prior to acquisition

Includes severance plus

All Other 726 24,951,365 34,368 additional 60 days paid in

lieu of WARN notice.

TOTAL 764 109,384,905

Actual # of Medicis employees at the time of acquisition was 831

Total headcount reduction of 764 includes 636 Medicis employees and 128 Valeant employees

Galderma “Royalty”

ASSERTION: Existing royalty payable to Galderma on sales of Sculptra was charged as an Acquisition-related cost at the time of the Medicis acquisition

FACTS:

In December 2011, Valeant acquired Sculptra as part of Dermik acquisition

No royalties on Sculptra sales were payable to any third parties, including Galderma In the fall of 2012, Galderma sued to enjoin Valeant’s acquisition of Medicis As part of the legal settlement with Galderma related to the acquisition of Medicis signed in December 2012, Valeant agreed to the following terms: Valeant to pay $15 million cash to Galderma upon execution Valeant will pay Galderma 5% of Sculptra worldwide sales In return, Galderma agreed to drop their legal claims related to Valeant’s acquisition of Medicis The $15M in up front payments and the fair value of the Sculptra payments of $24.2M were recorded as acquisition costs related to the Medicis acquisition (disclosed in 2012 10-K) Valeant did not receive any additional rights associated with Restylane, Perlane or Sculptra The agreement was signed solely to expedite the closing of the Medicis Acquisition Of the $24.2M recorded, $2.6M has been paid to date. The balance will be eliminated with the sale of the Valeant injectables business to Galderma, and the remaining balance will be reversed to Acquisition-related costs at close and will not be included in Cash EPS.

Restructuring Costs Outlook

Outlook for Q2 and Beyond

Absent the completion of any large transactions, restructuring and integration expenses will decline in Q2 and beyond There will be timing differences between P&L charges and cash payments, due mainly to the timing of severance payments

As restructuring, integration and acquisition costs decline, there will be greater convergence between GAAP and non-GAAP earnings Amortization of intangibles will continue to be the largest adjustment

Next Steps

We are determined to take this the distance and are confident in our ultimate success. We believe that shareholders should have the opportunity to express their views and we are confident that both Allergan and Valeant shareholders will support this combination We will be posting a written response to other misleading/erroneous statements about our organic growth, operating model, and people, later this week

An Unrivaled Platform for Growth & Value Creation in Healthcare

Valeant Pharmaceuticals International, Inc. + Allergan, Inc.

June 17, 2014